No Act
P.E. 1-7-03
0-17506

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**WASHINGTON, D.C. 20549-0402**

DIVISION OF
CORPORATION FINANCE

[redacted]

03017660

March 10, 2003

David J. Friedman
Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, NY 10036-6522

Act 1934
Section
Rule 14A-8
Public Availability 3/10/2003

Re: UST Inc.
Incoming letter dated January 7, 2003

Dear Mr. Friedman:

This is in response to your letters dated January 7, 2003, February 26, 2003 and March 7, 2003 concerning the shareholder proposal submitted to UST by the Community of the Sinsinawa Dominicans, Inc., Catholic Health Initiatives, the Dominican Sisters of Springfield, Illinois, and the Sisters of St. Francis of Assisi. We also have received a letter on the proponent's behalf dated March 5, 2003. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

PROCESSED
MAR 27 2003
THOMSON
FINANCIAL

Enclosures

cc: Paul M. Neuhauser
1253 North Basin Lane
Siesta Key
Sarasota, FL 34242

The Company continues to believe that it may exclude the Proposal from the proxy materials for the reasons set forth in the Request because (i) the Proposal is contrary to Rule 14a-9, which prohibits false or misleading statements in proxy solicitation materials (Rule 14a-8(i)(3)) and (ii) the Proposal is substantially implemented (Rule 14a-8(i)(10)). The Company does not believe that Mr. Neuhauser's letter changes, in any material respect, the matters discussed in the Request.

As it relates to Rule 14a-8(i)(10), the Company notes that the Proposal is limited to a request for the Board to adopt a policy of reducing TSNA levels in the Company's oral snuff products to the lowest feasible levels. Given that the Company has a longstanding policy in this regard as described in the Request, the Proposal is moot. Mr. Neuhauser, in his letter, attempts to raise issues regarding the level of TSNAs in the Company's products and the adoption of specific techniques to reduce TSNA levels. These matters do not, however, relate to whether the Company has such a policy and, as such, the Proposal has been substantially implemented.

In addition, the Company notes that both the Proposal and Mr. Neuhauser's letter imply that the Company's agreement to pay $100 million is somehow a concession regarding the alleged health effects of its smokeless tobacco products, which is contrary to specific provisions in the Smokeless Tobacco Master Settlement Agreement. As indicated in the Request, under that agreement, the Company agreed to pay $100 million over ten years to the American Legacy Foundation to support programs discouraging youth usage of tobacco products, not to the state attorney generals nor to the states themselves for health care cost reimbursement claims.

For the reasons provided in the Request, as supplemented above, we hereby respectfully request that the Staff not recommend any enforcement action if the Proposal is excluded from the Company's 2003 proxy materials.

Please note that the Company will be finalizing its 2003 proxy materials for mailing shortly. Accordingly, the Company would greatly appreciate anything the Staff could do to provide a prompt response. We apologize for the timing of this letter, but, as you know, we just received Mr. Neuhauser's letter.

In accordance with Rule 14a-8(j), six copies of this letter and the Proposal are enclosed, and a copy is being sent to the Proponents. If you have any questions regarding any aspect of this request, please feel free to call the undersigned at (212) 735-2218.

Please acknowledge receipt of this letter and its enclosures by stamping the enclosed copy of this letter and returning it to our messenger.

Very truly yours,

David J. Friedman

Attachments

cc: Debra A. Baker
(UST Inc.)

Sr. Regina McKillip, OP
Peace and Justice Office
The Sinsinawa Dominicans, Inc.
7200 W. Division St.
River Forest, IL 60305
(By certified mail, return receipt requested)

Patricia A. Cahill, JD.
President and CEO
Catholic Health Initiatives
1999 Broadway
Suite 2600
Denver, CO 80202
(By certified mail, return receipt requested)

Sr. Linda Hayes, OP
Director, Corporate Social Responsibility
Dominican Sisters of Springfield, Illinois
Sacred Heart Convent

1237 West Monroe
Springfield, IL 62704
(By certified mail, return receipt requested)

Irene Senn
Corporate Responsibility Agent
The Sisters of St. Francis Assisi
3221 South Lake Drive
St. Francis, WI 53235-3799
(By certified mail, return receipt requested)

Paul M. Neuhauser
1253 North Basin Lane
Siesta Key
Sarasota, FL 34242
(By facsimile)

## REDUCING NITROSAMINES (TSNA) IN ORAL SNUFF
## UST

Whereas: UST has been sued by individuals and states attorney generals for the harm caused by our products. We also have agreed to pay millions of dollars to the states attorney generals to settle these claims;

Oral snuff has been determined by the U.S. Surgeon General to cause oral cancer;

The principle cancer causing agent in oral snuff is a class of compounds called tobacco specific nitrosamines (TSNA). One tobacco manufacturer, Star Scientific, has developed a process for reducing the levels of TSNA to below 1 microgram/gram. This represents a barely detectable level;

A recent study done by the American Health Foundation found that some of our company's snuff products have TSNA levels forty times greater than Star's products;

Our Company has developed new manufacturing procedures for a new brand of snuff called Revel that has a TSNA level of 1 ug/g, but has taken no action with respect to its principle brands;

The failure to remove a known defect in our products increases our risk of adverse litigation; this becomes all the more serious when it can be shown that our Company has the ability to virtually eliminate the nitrosamines which are a significant cause of cancer. We believe that the failure to diminish the TSNA levels could seriously diminish the value of our stock.

As shareholders who are concerned about both the value of our company's stock and its moral responsibility to its consumers, we believe that the new technology must be applied to all our brands, especially since it has been shown the reduction of TSNA can significantly reduce oral cancer.

RESOLVED: that the shareholders request the Board to adopt a policy of reducing, as rapidly as possible, TSNA levels in all of the company's oral snuff products to the lowest feasible levels.

SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP

FOUR TIMES SQUARE
NEW YORK 10036-6522

TEL: (212) 735-3000
FAX: (212) 735-2000
http://www.skadden.com

FIRM/AFFILIATE OFFICES

BOSTON
CHICAGO
HOUSTON
LOS ANGELES
NEWARK
PALO ALTO
RESTON
SAN FRANCISCO
WASHINGTON, D.C.
WILMINGTON

BEIJING
BRUSSELS
FRANKFURT
HONG KONG
LONDON
MOSCOW
PARIS
SINGAPORE
SYDNEY
TOKYO
TORONTO

Rule 14a-8(i)(3) and Rule 14a-8(i)(10)

March 7, 2003



Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Shareholder Proposal Submitted by the Sinsinawa Dominicans, Inc. and cosponsored by Catholic Health Initiatives, the Dominican Sisters of Springfield, Illinois and the Sisters of St. Francis of Assisi for Inclusion in UST Inc.'s 2003 Proxy Materials

Ladies and Gentlemen:

This letter responds to a letter dated March 5, 2003 sent by Paul M. Neuhauser to the staff of the Division of Corporation Finance (the "Staff") in opposition to UST Inc.'s (the "Company's") January 7, 2003 request for a no-action letter (the "Request") relating to a proposal received from the Sinsinawa Dominicans, Inc.(the "Proposal"), a copy of which is attached hereto. The Proposal is cosponsored by Catholic Health Initiatives, the Dominican Sisters of Springfield, Illinois and the Sisters of St. Francis of Assisi (together with the Sinsinawa Dominicans, Inc., the "Proponents").

SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP

FOUR TIMES SQUARE
NEW YORK 10036-6522

TEL: (212) 735-3000
FAX: (212) 735-2000
http://www.skadden.com

FIRM/AFFILIATE OFFICES

BOSTON
CHICAGO
HOUSTON
LOS ANGELES
NEWARK
PALO ALTO
RESTON
SAN FRANCISCO
WASHINGTON, D.C.
WILMINGTON

BEIJING
BRUSSELS
FRANKFURT
HONG KONG
LONDON
MOSCOW
PARIS
SINGAPORE
SYDNEY
TOKYO
TORONTO

Rule 14a-8(i)(3) and Rule 14a-8(i)(10)

January 7, 2003

RECEIVED
2003 JAN -7 PM 5:08
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Shareholder Proposal Submitted by the Sinsinawa Dominicans, Inc. and cosponsored by Catholic Health Initiatives, the Dominican Sisters of Springfield, Illinois and the Sisters of St. Francis of Assisi for Inclusion in UST Inc.'s 2003 Proxy Materials

Ladies and Gentlemen:

UST Inc. (the "Company") has received from Sinsinawa Dominicans, Inc. (the "Principal Proponent") a shareholder proposal (attached hereto as Exhibit A and referred to herein as the "Proposal") proposing the following:

"RESOLVED: that the shareholders request the Board to adopt a policy of reducing, as rapidly as possible, TSNA levels in all of the company's oral snuff products to the lowest feasible levels."

The Proposal is cosponsored by Catholic Health Initiatives, the Dominican Sisters of Springfield, Illinois and the Sisters of St. Francis of Assisi (together with the Principal Proponent, the "Proponents").

By copy of this letter, the Company notifies the Proponents of its intention to omit the Proposal from the Company's proxy materials for the 2003 annual meeting of shareholders (the "2003 Proxy Materials"). This letter constitutes the Company's statement of the reasons for which it deems the omission to be proper.

On behalf of the Company and in accordance with Rule 14a-8, we are writing to request that the staff of the Division of Corporation Finance (the "Staff") confirm that it concurs in our judgment that the Proposal may be omitted pursuant to Rule 14a-8 or confirm that it will not recommend any enforcement action if the Proposal is omitted. We have been advised by the Company as to the factual matters set forth herein.

Summary

It is the Company's belief, with which we concur, that the Proposal may be omitted from the 2003 Proxy Materials because:

a. the Proposal is contrary to Rule 14a-9, which prohibits false or misleading statements in proxy solicitation materials (Rule 14a-8(i)(3)) and

b. the Proposal is substantially implemented (Rule 14a-8(i)(10)).

Discussion

A. Rule 14a-8(i)(3)

Rule 14a-8(i)(3) permits a registrant to omit a shareholder proposal and the related supporting statement if such proposal or supporting statement is "contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." The following are certain of the statements which are believed to be false and misleading:

1. The first paragraph of the preamble states, "We also have agreed to pay millions of dollars to the states attorney generals to settle these claims." Under the Smokeless Tobacco Master Settlement Agreement, the Company agreed to pay $100 million over ten years to the American Legacy Foundation to support programs discouraging youth usage of tobacco products, not to the states attorney generals. The Company has a longstanding commitment to support these types of programs, and youth use of smokeless tobacco is low and decreasing.

2. The second paragraph of the preamble states that "Oral snuff has been determined by the U.S. Surgeon General to cause oral cancer." This statement is misleading in that it fails to acknowledge that (1) the principle study relied upon by the Surgeon General was a case-control study of mostly elderly women from North Carolina who used dry snuff and (2) more than 70% of the studies published since the 1986 Surgeon General's Report have not found a statistically significant association between smokeless tobacco and oral cancer in the populations studied, including two large-scale well-designed epidemiological studies specifically involving moist snuff, the Company's principal smokeless tobacco product. Furthermore, the Proponent has not provided factual support for the statement.

3. The statements in the third paragraph of the preamble lack factual support and are unproven. For example, the proponent asserts that the "principle cancer causing agent in snuff is a class of compounds called tobacco specific nitrosamines (TSNA)." The Company believes that, while some TSNAs have been reported to be laboratory carcinogens, that is, they cause cancer in test animals when these TNSAs alone are administered, TSNAs as found in smokeless tobacco have not been shown to cause cancer in animals or humans. Indeed, the World Health Organization's International Agency For Research on Cancer ("IARC") has not classified any TSNA as "carcinogenic to humans." Rather, IARC has classified certain TSNAs only as "possibly carcinogenic to humans" or as "not classifiable as to [their] carcinogenicity to humans."

   With respect to the proponent's reference to Star Scientific, in August 1998, Company personnel met with personnel from Star Scientific and subsequently provided to them approximately 3,000 pounds of Virginia dark tobacco for curing using their proprietary methods. The TSNA levels were not as low as Star Scientific had predicted and the processed tobacco produced a product that did not meet the Company's quality standards.

4. The statement in the fourth paragraph of the preamble is misleading because of the failure to mention prior conflicting results from studies by the same organization.

5. The statement in the fifth paragraph of the preamble that the "Company has taken no action with respect to reducing TSNA levels in its principle brands" is inaccurate. As discussed below, the Company has taken significant action to reduce TSNA levels, including through the Vertically Integrated Process Management Program (the "VIPM Program").

6. The sixth paragraph of the preamble includes the statements that "the failure to remove a known defect in our products increases our risk of adverse litigation; this becomes all the more serious when it can be shown that our Company has the ability to virtually eliminate the nitrosamines which are a significant cause of oral cancer." There are numerous false and unsupported statements in the above quotation, including that "nitrosamines" as found in smokeless tobacco have been classified as "carcinogenic to humans." To the extent such statements are the Proponent's opinion, as is the last sentence of this paragraph, they should be stated as such.

7. The reference to moral responsibility to consumers in the seventh paragraph of the preamble impugns the integrity of management without factual support by suggesting that the management is not similarly concerned. The Company and its management are concerned about their responsibility to adult consumers of its products.

In light of the foregoing, the Company believes that the Proposal is false and misleading and is, therefore, excludable from the 2003 Proxy Materials pursuant to Rule 14a-8(i)(3) and Rule 14a-9.

B. Rule 14a-8(i)(10)

Rule 14a-8(i)(10) permits a registrant to omit a proposal that is substantially implemented. The Proposal states "that the shareholders request the Board to adopt a policy of reducing, as rapidly as possible, TSNA levels in all of the company's oral snuff products to the lowest feasible levels." In fact, the Company already has such a policy.

In response to concerns expressed by some in the public health community, it has been the Company's long-standing goal to reduce the overall TSNA levels in its moist smokeless tobacco to the lowest levels possible while maintaining consumer acceptability. To help achieve that goal, the Company has invested more than 75 million dollars over the past twenty years in its VIPM program and similar efforts. Contrary to the Proponent's suggestion, the task of reducing TSNAs in traditional moist snuff products does not involve the simple application of "new technology." Rather, as illustrated by the Company's VIPM and predecessor programs, TSNA reduction is a complex, multi-stage -endeavor. The VIPM program is designed to attack the TSNA issue at every stage of the process that may affect the formation of TSNA's - literally from "seed to shelf." The VIPM program involves assessment and possible modification of tobacco crop management, leaf curing, leaf processing and aging, leaf formulation, the fermentation process, finishing and packaging of the product, and the shelf-life of the product.

The Company's commitment to the reduction of TSNAs is further evidenced by its purchase in 1997 of F.W. Rickard Seeds, Inc., a company that for more than 60 years has been engaged in the production and marketing of a wide variety of high quality hybrid and conventional tobacco seed. Importantly, Rickard Seeds is engaged in several initiatives to address the issue of TSNA levels in finished tobacco products by starting at the beginning – the tobacco seed and tobacco genetics. In one initiative, the Company has instituted a protocol developed to screen seed used in commercial seed production. A second initiative seeks a direct genetic intervention in the production of TSNAs. The Company is committed to continuing this important work.

The VIPM program and other efforts by the Company have resulted in very substantial reductions in the average levels of TSNAs in the Company's moist smokeless tobacco products. For example, the average levels of TSNAs in Copenhagan and Skoal – as measured and reported in the scientific literature by researchers from the American Health Foundation – decreased 77% between 1980 and 1994, the last time data for both of these brands was reported in the scientific literature. In fact, the Company has achieved an average reduction of 30% from 2001 to 2002 across all moist smokeless tobacco brands. The Company intends to continue its efforts to reduce TSNAs to the lowest levels possible in all of is moist snuff brands while maintaining consumer acceptability.

In light of the foregoing, the Proposal has been substantially implemented.

Accordingly, the Company submits that the Proposal may be omitted from the 2003 Proxy Materials pursuant to Rule 14a-8(i)(10).

Conclusion

Based upon the foregoing, we hereby respectfully request that the Staff not recommend any enforcement action if the Proposal is excluded from the Company's 2003 Proxy Materials. Should the Staff disagree with our conclusions regarding the omission of the Proposal, or should any additional information be desired in support of the Company's position, we would appreciate an opportunity to confer with the Staff concerning these matters.

In accordance with Rule 14a-8(j), six copies of this letter and the Proposal are enclosed, and a copy is being sent to the Proponents. If you have any questions regarding any aspect of this request, please feel free to call the undersigned at (212) 735-2218.

Please acknowledge receipt of this letter and its enclosures by stamping the enclosed copy of this letter and returning it to our messenger.

Very truly yours,

David J. Friedman

Attachments

cc: Debra A. Baker
(UST Inc.)

Sr. Regina McKillip, OP
Peace and Justice Office
The Sinsinawa Dominicans, Inc.
7200 W. Division St.
River Forest, IL 60305
(By certified mail, return receipt requested)

Patricia A. Cahill, JD.
President and CEO
Catholic Health Initiatives
1999 Broadway
Suite 2600
Denver, CO 80202
(By certified mail, return receipt requested)

Sr. Linda Hayes, OP
Director, Corporate Social Responsibility
Dominican Sisters of Springfield, Illinois
Sacred Heart Convent
1237 West Monroe
Springfield, IL 62704
(By certified mail, return receipt requested)

Irene Senn
Corporate Responsibility Agent
The Sisters of St. Francis Assisi
3221 South Lake Drive
St. Francis, WI 53235-3799
(By certified mail, return receipt requested)

Exhibit A

# *The Sinsinawa Dominicans*

*Shareholder and Consumer Action Advisory Committee*

Sr. Regina McKillip, OP
Peace and Justice Office
7200 W. Division St.
River Forest, IL 60305

November 13, 2002

Mr. Vincent A. Gierer, Jr., CEO
UST, Inc.
100 W. Putnam Ave.
Greenwich, CT 06830

Dear Mr. Gierer:

Sinsinawa Dominicans, Inc. (previously incorporated as St. Clara College) is the beneficial owner of 180 shares of UST, Inc. common stock. Verification of our ownership is enclosed.

I am hereby authorized by Sinsinawa Dominicans, Inc. to file the enclosed shareholder resolution entitled, *Reducing Nitrosamines (TSNA) in Oral Snuff.* This resolution recommends that UST apply its new technology of reducing levels of TSNA in all of its brands similar to the TSNA content in Revel. This could be a most positive marketing tool.

I hereby submit that we, Sinsinawa Dominicans, Inc., should be included by name as proponents of this resolution in the proxy statement which will be considered and acted upon by Company shareholders at the 2003 Annual Meeting, in accord with rule #14A-8 of the General Rules and Regulations of the Securities and Exchange Commission Act of 1934.

I assure you that we intend to hold the required value of common stock at least through the date of UST's Annual Meeting. We would welcome a meeting with a Company representative at a mutually convenient time in order to discuss our concerns related to this issue.

Sincerely,

Sr. Regina McKillip, OP

Sr. Regina McKillip, OP
Committee Member

Enclosures

# PAUL M. NEUHAUSER

*Attorney at Law (Admitted New York and Iowa)*

1253 North Basin Lane
Siesta Key
Sarasota, FL 34242

Tel: (941) 349-6164 Email: pmneuhauser@aol.com


March 5, 2003

Securities & Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Att: Grace Lee, Esq.
Office of the Chief Counsel
Division of Corporation Finance

Re: Shareholder Proposal Submitted to UST Inc.

Via fax

Dear Sir/Madam:

I have been asked by the Community of the Sinsinawa Dominicans, Catholic Health Initiatives, the Dominican Sisters of Springfield, Illinois and the Sisters of St. Francis of Assisi (who are jointly referred to hereinafter as the "Proponents"), each of which is a beneficial owner of shares of common stock of UST Inc. (hereinafter referred to as "UST" or the "Company"), and who have jointly submitted a shareholder proposal to UST, to respond to the letter dated January 7, 2003, sent to the Securities & Exchange Commission by Skadden, Arps, Slate, Meagher & Flom on behalf of the Company, in which UST contends that the Proponents' shareholder proposal may be excluded from the Company's year 2003 proxy statement by virtue of Rules 14a-8(i)(10) and 14a-8(i)(3).

I have reviewed the Proponents' shareholder proposal, as well as the aforesaid letter sent by the Company, and based upon the foregoing, as well as upon a review of Rule 14a-8, it is my opinion that the Proponents' shareholder proposal must be included in UST's year 2003 proxy statement and that it is not excludable by virtue of any of the cited rules.

---

The proposal calls on UST to establish a policy of reducing TSNA (a potent carcinogen) levels in its oral snuff products.

---

## BACKGROUND

The following excepts are taken from a scientific paper entitled "Chemical Profile of Two Types of Oral Snuff Tobacco" by K.D. Brunnemann, J. Qi and D. Hoffman, presented at the 54th Tobacco Science Research Conference, Nashville, TN Sept 24-27, 2000 (revised February 28, 2002) and available on the web at www.smokeless.de.

From the Introduction (pages 3-4):

> The open literature lists 26 carcinogenic agents in U.S. oral snuff [citation omitted]. Among these, the N-nitrosamines are considered major contributors to the carcinogenic activity of oral snuff. These include . . . and especially the nitrosamines derived from N-nitrosation of nicotine. . ., the tobacco-specific N-nitrosamines (TSNA). TSNA is formed after harvesting of the tobacco by N-nitrosation of the alkaloids during curing, fermentation and aging [citation omitted]. During the last two decades, the concentration of the TSNA in US snuff brands have declined. Nevertheless, the "average" dipper who uses 10 g snuff per day of the leading brand . . . . is exposed to an estimated 64 ug of . . . TSNA. This dose represents a 64-fold increase in the estimated daily exposure to carcinogenic nitrosamines that is inherent in the consumption of food and alcoholic beverages and the use of cosmetics (National Research Council, 1981).

[According to the Company's web site www.ussmokelesstobacco.com, its brand, Copenhagen, appears to be the leading brand referred to above, since "Copenhagen . . . remains the most authentic and best-selling product in the category, with retail sales exceeding $1 billion."]

The study compares two snuff brands. The following is taken from the section entitled RESULTS AND DISCUSSION (at pages 10-11):

> Remarkable are the low kevels of TSNA in Brand A (4.6 up/g) when compared with 37.6 up/g in snuff B. For this study, we mixed forty cans of each brand collected at five different locations in the U.S. in 2000. . . . [In an earlier study] we assessed TSNA in brand A and B, resulting in total TSNA values of 18.4 ug/g and 80 ug/g (Hoffman et al, 1986). These data suggest that the snuff manufacturers have changed the production process in ways that have led to significant decreases of the major group of carcinogens in snuff, the TSNA. Most

> important, the data from brand A show that it is possible to produce from year to year snuff brands with comparably low TSNA concentrations. . . . Recently, the Health Department of the Commonwealth of Massachusetts proposed to set the upper limit for total TSNA in snuff at 10 ug/g [citation omitted]. These upper limits can be achieved with newly developed processes [citation omitted]. An American company, Star Scientific, is test marketing a new moist snuff brand that is claimed to contain less than 0.1 ug/g total TSNA [citation omitted]. . . . For years, the Swedish snuff company, Swedish Match, has marketed snuff brands with less than 3 ug total TSNA/g.

RULE 14a-8(i)(10)

The Proponents' shareholder proposal cannot by any stretch of the imagination be deemed to be moot. The fact that the Company's efforts "have resulted in very substantial reductions in the average levels of TSNAs" in its product does not moot the proposal. As noted in the excerpts from the scientific paper quoted above under our heading "Background", the tested Brand B reduced its TSNA content by more than half over some 15 years, yet its TSNA content in 2000 was eight times the TSNA content of brand A. Even following significant reductions in TSNA, a snuff product may nevertheless still contain dangerously high levels of TSNA. Consequently, the Company has not carried its burden of proving that the shareholder proposal is moot.

Furthermore, the Company has not provided any evidence as to the current level of TSNAs in its products. In the absence of current data on actual levels of TSNA, the Company cannot have mooted a proposal calling for a reduction of TSNA "to the lowest feasible levels".

Finally, as noted above in the scientific paper quoted above under our heading "Background", there exist techniques that can reduce to levels of TSNAs to the point where they are no longer health hazards. The Company has not claimed that it has adopted any of these available techniques. Consequently, it is clear beyond cavil that UST has not mooted the Proponents' shareholder proposal that it reduce TSNAs "to the lowest feasible level.

RULE 14a-8(i)(3)

1.

Were the Staff to deem the present wording of the sentence to be misleading in any material way (the general sense of what happened is certainly accurate), the Proponents would be pleased to rephrase the sentence by omitting the words "to the states attorney generals".

2.

The Company does not challenge the accuracy of the Proponents statement. Apparently, UST simply disagrees with the conclusion of the U.S. Surgeon General. It is free to do so (after paying $100,000,000 as described in the first whereas paragraph), but an accurate statement by the Proponents as to the official conclusions of a high governmental official cannot possibly violate Rule 14a-9. We do not believe that it is necessary to provide a citation in the whereas clause since the truth of the matter is generally known, and it is certainly not necessary to supply a citation to UST, which is well aware of the Surgeon General's conclusions. Finally we note that the absurdity (or desperation?) of UST's argument is made abundantly clear by the fact that 15 U.S.C. 4402(a)(1) requires UST to place (in rotation) on each of its snuff packages one of three warnings, including one that states: "WARNING: THIS PRODUCT MAY CAUSE MOUTH CANCER"

3.

All of the statements in the third whereas paragraph are supported by the scientific paper quoted above under our heading "Background", which discusses both the carcinogenic nature of TSNAs in its "Introduction" and the levels of TSNAs found after use of the Star Scientific process. As to the latter, the Company does not actually deny the accuracy of the Proponents' statement and fails to reveal what the TSNA levels were in the test that it claims was done in 1998. As to the former, we refer the Staff to the Surgeon General's 1989 Report entitled Reducing the Health Consequences of Smoking: 25 Years of Progress, page 90, where it is stated:

> As noted above, the special Report of the Surgeon General, *The Health Consequences of Using Smokeless Tobacco*, has shown that tobacco chewers and snuff dippers face an increased risk of cancer of the oral cavity. . . . It is of special significance that the preparation of smokeless tobacco products, which entails curing, fermentation, and aging, occurs under conditions favorable to the formation of tobacco-specific N-nitrosamines (TSNAs) from nicotine and other tobacco alkaloids. . . . Carcinogenic TSNAs have been regarded as a major factor for the association of snuff-dipping with oral cancer in humans.

4.

Even assuming that there are, in fact, prior studies (none cited by UST) which failed to reach the same conclusion, it can hardly be misleading to cite the most up to date information.

5.

The sentence would be understood by a reasonable shareholder to mean that UST has taken no action to apply the new process to its principal brands, not that it has taken no action whatsoever to reduce TSNAs. If the Staff were to disagree, the Proponents would be willing to amend the sentence to clarify any ambiguity.

6.

The sixth paragraph is factually based. Once again, UST is arguing that TSNAs are not carcinogens. Once again they are living in a fantasy world. Perhaps they should reread the 1986 and 1989 Reports of the Surgeon General. The remainder of the first sentence is equally true; it is hard to believe that the Company is serious in contending that it is merely a matter of opinion, rather than a given, that the failure to remove a know defect does not increase the likelihood of adverse litigation results.

7.

The Proponents believe that the Company has a moral responsibility to apply known technology to end the carcinogenic effect of using snuff. To so state cannot possibly be a false or misleading statement within the meaning of Rule 14a-9.

---

In conclusion, we request the Staff to inform the Company that the SEC proxy rules require denial of the Company's no action request. We would appreciate your telephoning the undersigned at 941-349-6164 with respect to any questions in connection with this matter or if the staff wishes any further information. Faxes can be received at the same numbers. Please also note that the undersigned may be reached by mail or express delivery at the letterhead address (or via the email address).

Very truly yours,

Paul M. Neuhauser
Attorney at Law

cc: David J. Friedman, Esq.
All proponents
Rev. Michael Crosby
Sister Pat Wolf

To Grace Lee
SEC
FAX 202-942-9525

From Paul M Neuhauser
FAX & Tel = 941-349-6164

Re: Shareholder proposal submitted to UST

Number of pages = 6 (including this page)

**REDUCING NITROSAMINES (TSNA) IN ORAL SNUFF**
**UST**

Whereas: UST has been sued by individuals and states attorney generals for the harm caused by our products. We also have agreed to pay millions of dollars to the states attorney generals to settle these claims;

Oral snuff has been determined by the U.S. Surgeon General to cause oral cancer;

The principle cancer causing agent in oral snuff is a class of compounds called tobacco specific nitrosamines (TSNA). One tobacco manufacturer, Star Scientific, has developed a process for reducing the levels of TSNA to below 1 microgram/gram. This represents a barely detectable level;

A recent study done by the American Health Foundation found that some of our company's snuff products have TSNA levels forty times greater than Star's products;

Our Company has developed new manufacturing procedures for a new brand of snuff called Revel that has a TSNA level of 1 ug/g, but has taken no action with respect to its principle brands;

The failure to remove a known defect in our products increases our risk of adverse litigation; this becomes all the more serious when it can be shown that our Company has the ability to virtually eliminate the nitrosamines which are a significant cause of cancer. We believe that the failure to diminish the TSNA levels could seriously diminish the value of our stock.

As shareholders who are concerned about both the value of our company's stock and its moral responsibility to its consumers, we believe that the new technology must be applied to all our brands, especially since it has been shown the reduction of TSNA can significantly reduce oral cancer.

RESOLVED: that the shareholders request the Board to adopt a policy of reducing, as rapidly as possible, TSNA levels in all of the company's oral snuff products to the lowest feasible levels.

**SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP**
FOUR TIMES SQUARE
NEW YORK 10036-6522

TELEPHONE NO.: (212) 735-3000
FACSIMILE NO.: (212) 735-2000

DIRECT FACSIMILE NO: 917.777.2218

# FACSIMILE TRANSMITTAL SHEET

PLEASE DELIVER THE FOLLOWING PAGE(S) TO:

NAME: Katherine Hsu

FIRM: Office of Chief Counsel, Division of Corporation Finance

CITY: 

DATE: February 26, 2003

TELEPHONE NO.: 202.942.2856

FACSIMILE NO.: 202.942.9527

FROM: David Friedman

FLR/RM: 45-134

DIRECT DIAL: 212.735.2218

TOTAL NUMBER OF PAGES INCLUDING COVER(S): 2



MESSAGE: Katherine—As requested, enclosed is another copy of the Proposal. If possible, I would greatly appreciate if you could fax me the Staff's response, when available. Also, if you have any additional questions, please do not hesitate to call me. I thank the Staff for their time and attention. David

SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
FOUR TIMES SQUARE
NEW YORK 10036-6522
TEL: (212) 735-3000
FAX: (212) 735-2000
http://www.skadden.com

FIRM/AFFILIATE OFFICES
BOSTON
CHICAGO
HOUSTON
LOS ANGELES
NEWARK
PALO ALTO
RESTON
SAN FRANCISCO
WASHINGTON, D.C.
WILMINGTON
BEIJING
BRUSSELS
FRANKFURT
HONG KONG
LONDON
MOSCOW
PARIS
SINGAPORE
SYDNEY
TOKYO
TORONTO

Rule 14a-8(i)(3) and Rule 14a-8(i)(10)

January 7, 2003

RECEIVED
2003 JAN -7 PM 5:07
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Shareholder Proposal Submitted by the Sinsinawa Dominicans, Inc. and cosponsored by Catholic Health Initiatives, the Dominican Sisters of Springfield, Illinois and the Sisters of St. Francis of Assisi for Inclusion in UST Inc.'s 2003 Proxy Materials

Ladies and Gentlemen:

UST Inc. (the "Company") has received from Sinsinawa Dominicans, Inc. (the "Principal Proponent") a shareholder proposal (attached hereto as Exhibit A and referred to herein as the "Proposal") proposing the following:

"RESOLVED: that the shareholders request the Board to adopt a policy of reducing, as rapidly as possible, TSNA levels in all of the company's oral snuff products to the lowest feasible levels."

The Proposal is cosponsored by Catholic Health Initiatives, the Dominican Sisters of Springfield, Illinois and the Sisters of St. Francis of Assisi (together with the Principal Proponent, the "Proponents").

By copy of this letter, the Company notifies the Proponents of its intention to omit the Proposal from the Company's proxy materials for the 2003 annual meeting of shareholders (the "2003 Proxy Materials"). This letter constitutes the Company's statement of the reasons for which it deems the omission to be proper.

On behalf of the Company and in accordance with Rule 14a-8, we are writing to request that the staff of the Division of Corporation Finance (the "Staff") confirm that it concurs in our judgment that the Proposal may be omitted pursuant to Rule 14a-8 or confirm that it will not recommend any enforcement action if the Proposal is omitted. We have been advised by the Company as to the factual matters set forth herein.

Summary

It is the Company's belief, with which we concur, that the Proposal may be omitted from the 2003 Proxy Materials because:

a. the Proposal is contrary to Rule 14a-9, which prohibits false or misleading statements in proxy solicitation materials (Rule 14a-8(i)(3)) and

b. the Proposal is substantially implemented (Rule 14a-8(i)(10)).

Discussion

A. Rule 14a-8(i)(3)

Rule 14a-8(i)(3) permits a registrant to omit a shareholder proposal and the related supporting statement if such proposal or supporting statement is "contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." The following are certain of the statements which are believed to be false and misleading:

1. The first paragraph of the preamble states, "We also have agreed to pay millions of dollars to the states attorney generals to settle these claims." Under the Smokeless Tobacco Master Settlement Agreement, the Company agreed to pay $100 million over ten years to the American Legacy Foundation to support programs discouraging youth usage of tobacco products, not to the states attorney generals. The Company has a longstanding commitment to support these types of programs, and youth use of smokeless tobacco is low and decreasing.

2. The second paragraph of the preamble states that "Oral snuff has been determined by the U.S. Surgeon General to cause oral cancer." This statement is misleading in that it fails to acknowledge that (1) the principle study relied upon by the Surgeon General was a case-control study of mostly elderly women from North Carolina who used dry snuff and (2) more than 70% of the studies published since the 1986 Surgeon General's Report have not found a statistically significant association between smokeless tobacco and oral cancer in the populations studied, including two large-scale well-designed epidemiological studies specifically involving moist snuff, the Company's principal smokeless tobacco product. Furthermore, the Proponent has not provided factual support for the statement.

3. The statements in the third paragraph of the preamble lack factual support and are unproven. For example, the proponent asserts that the "principle cancer causing agent in snuff is a class of compounds called tobacco specific nitrosamines (TSNA)." The Company believes that, while some TSNAs have been reported to be laboratory carcinogens, that is, they cause cancer in test animals when these TNSAs alone are administered, TSNAs as found in smokeless tobacco have not been shown to cause cancer in animals or humans. Indeed, the World Health Organization's International Agency For Research on Cancer ("IARC") has not classified any TSNA as "carcinogenic to humans." Rather, IARC has classified certain TSNAs only as "possibly carcinogenic to humans" or as "not classifiable as to [their] carcinogenicity to humans."

   With respect to the proponent's reference to Star Scientific, in August 1998, Company personnel met with personnel from Star Scientific and subsequently provided to them approximately 3,000 pounds of Virginia dark tobacco for curing using their proprietary methods. The TSNA levels were not as low as Star Scientific had predicted and the processed tobacco produced a product that did not meet the Company's quality standards.

4. The statement in the fourth paragraph of the preamble is misleading because of the failure to mention prior conflicting results from studies by the same organization.

5. The statement in the fifth paragraph of the preamble that the "Company has taken no action with respect to reducing TSNA levels in its principle brands" is inaccurate. As discussed below, the Company has taken significant action to reduce TSNA levels, including through the Vertically Integrated Process Management Program (the "VIPM Program").

6. The sixth paragraph of the preamble includes the statements that "the failure to remove a known defect in our products increases our risk of adverse litigation; this becomes all the more serious when it can be shown that our Company has the ability to virtually eliminate the nitrosamines which are a significant cause of oral cancer." There are numerous false and unsupported statements in the above quotation, including that "nitrosamines" as found in smokeless tobacco have been classified as "carcinogenic to humans." To the extent such statements are the Proponent's opinion, as is the last sentence of this paragraph, they should be stated as such.

7. The reference to moral responsibility to consumers in the seventh paragraph of the preamble impugns the integrity of management without factual support by suggesting that the management is not similarly concerned. The Company and its management are concerned about their responsibility to adult consumers of its products.

In light of the foregoing, the Company believes that the Proposal is false and misleading and is, therefore, excludable from the 2003 Proxy Materials pursuant to Rule 14a-8(i)(3) and Rule 14a-9.

B. Rule 14a-8(i)(10)

Rule 14a-8(i)(10) permits a registrant to omit a proposal that is substantially implemented. The Proposal states "that the shareholders request the Board to adopt a policy of reducing, as rapidly as possible, TSNA levels in all of the company's oral snuff products to the lowest feasible levels." In fact, the Company already has such a policy.

In response to concerns expressed by some in the public health community, it has been the Company's long-standing goal to reduce the overall TSNA levels in its moist smokeless tobacco to the lowest levels possible while maintaining consumer acceptability. To help achieve that goal, the Company has invested more than 75 million dollars over the past twenty years in its VIPM program and similar efforts. Contrary to the Proponent's suggestion, the task of reducing TSNAs in traditional moist snuff products does not involve the simple application of "new technology." Rather, as illustrated by the Company's VIPM and predecessor programs, TSNA reduction is a complex, multi-stage -endeavor. The VIPM program is designed to attack the TSNA issue at every stage of the process that may affect the formation of TSNA's - literally from "seed to shelf." The VIPM program involves assessment and possible modification of tobacco crop management, leaf curing, leaf processing and aging, leaf formulation, the fermentation process, finishing and packaging of the product, and the shelf-life of the product.

The Company's commitment to the reduction of TSNAs is further evidenced by its purchase in 1997 of F.W. Rickard Seeds, Inc., a company that for more than 60 years has been engaged in the production and marketing of a wide variety of high quality hybrid and conventional tobacco seed. Importantly, Rickard Seeds is engaged in several initiatives to address the issue of TSNA levels in finished tobacco products by starting at the beginning – the tobacco seed and tobacco genetics. In one initiative, the Company has instituted a protocol developed to screen seed used in commercial seed production. A second initiative seeks a direct genetic intervention in the production of TSNAs. The Company is committed to continuing this important work.

The VIPM program and other efforts by the Company have resulted in very substantial reductions in the average levels of TSNAs in the Company's moist smokeless tobacco products. For example, the average levels of TSNAs in Copenhagan and Skoal – as measured and reported in the scientific literature by researchers from the American Health Foundation – decreased 77% between 1980 and 1994, the last time data for both of these brands was reported in the scientific literature. In fact, the Company has achieved an average reduction of 30% from 2001 to 2002 across all moist smokeless tobacco brands. The Company intends to continue its efforts to reduce TSNAs to the lowest levels possible in all of is moist snuff brands while maintaining consumer acceptability.

In light of the foregoing, the Proposal has been substantially implemented.

Accordingly, the Company submits that the Proposal may be omitted from the 2003 Proxy Materials pursuant to Rule 14a-8(i)(10).

Conclusion

Based upon the foregoing, we hereby respectfully request that the Staff not recommend any enforcement action if the Proposal is excluded from the Company's 2003 Proxy Materials. Should the Staff disagree with our conclusions regarding the omission of the Proposal, or should any additional information be desired in support of the Company's position, we would appreciate an opportunity to confer with the Staff concerning these matters.

In accordance with Rule 14a-8(j), six copies of this letter and the Proposal are enclosed, and a copy is being sent to the Proponents. If you have any questions regarding any aspect of this request, please feel free to call the undersigned at (212) 735-2218.

Please acknowledge receipt of this letter and its enclosures by stamping the enclosed copy of this letter and returning it to our messenger.

Very truly yours,

David J. Friedman

Attachments

cc: Debra A. Baker
(UST Inc.)

Sr. Regina McKillip, OP
Peace and Justice Office
The Sinsinawa Dominicans, Inc.
7200 W. Division St.
River Forest, IL 60305
(By certified mail, return receipt requested)

Patricia A. Cahill, JD.
President and CEO
Catholic Health Initiatives
1999 Broadway
Suite 2600
Denver, CO 80202
(By certified mail, return receipt requested)

Sr. Linda Hayes, OP
Director, Corporate Social Responsibility
Dominican Sisters of Springfield, Illinois
Sacred Heart Convent
1237 West Monroe
Springfield, IL 62704
(By certified mail, return receipt requested)

Irene Senn
Corporate Responsibility Agent
The Sisters of St. Francis Assisi
3221 South Lake Drive
St. Francis, WI 53235-3799
(By certified mail, return receipt requested)

Exhibit A

# The Sinsinawa Dominicans

*Shareholder and Consumer Action Advisory Committee*

Sr. Regina McKillip, OP
Peace and Justice Office
7200 W. Division St.
River Forest, IL 60305

November 13, 2002

Mr. Vincent A. Gierer, Jr., CEO
UST, Inc.
100 W. Putnam Ave.
Greenwich, CT 06830

Dear Mr. Gierer:

Sinsinawa Dominicans, Inc. (previously incorporated as St. Clara College) is the beneficial owner of 180 shares of UST, Inc. common stock. Verification of our ownership is enclosed.

I am hereby authorized by Sinsinawa Dominicans, Inc. to file the enclosed shareholder resolution entitled, *Reducing Nitrosamines (TSNA) in Oral Snuff.* This resolution recommends that UST apply its new technology of reducing levels of TSNA in all of its brands similar to the TSNA content in Revel. This could be a most positive marketing tool.

I hereby submit that we, Sinsinawa Dominicans, Inc., should be included by name as proponents of this resolution in the proxy statement which will be considered and acted upon by Company shareholders at the 2003 Annual Meeting, in accord with rule #14A-8 of the General Rules and Regulations of the Securities and Exchange Commission Act of 1934.

I assure you that we intend to hold the required value of common stock at least through the date of UST's Annual Meeting. We would welcome a meeting with a Company representative at a mutually convenient time in order to discuss our concerns related to this issue.

Sincerely,

Sr. Regina McKillip, OP

Sr. Regina McKillip, OP
Committee Member

Enclosures

## DIVISION OF CORPORATION FINANCE
## INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 10, 2003

**Response of the Office of Chief Counsel**
**Division of Corporation Finance**

Re: UST Inc.
Incoming letter dated January 7, 2003

The proposal requests that the board of directors adopt a policy of reducing, as rapidly as possible, TSNA levels in all of the company's oral snuff products to the lowest feasible levels.

We are unable to concur in your view that UST may exclude the entire proposal under rule 14a-8(i)(3). However, there appears to be some basis for your view that portions of the supporting statement may be materially false or misleading under rule 14a-9. In our view, the proponents must:

- delete the phrase "to the states attorney generals" from the sentence that begins "We have also agreed to pay millions . . ." and ends ". . . to settle these claims";
- provide factual support in the form of a citation to a specific source for the statement that begins "Oral snuff has been determined . . ." and ends ". . . to cause oral cancer";
- provide factual support in the form of a citation to a specific source for the statement that begins "The principle cancer causing agent . . . " and ends ". . . tobacco specific nitrosamines (TSNA)";
- provide factual support in the form of a citation to a specific source for the statement that begins "One tobacco manufacturer, Star Scientific . . ." and ends ". . . to below 1 microgram/gram";
- delete the phrase "but has taken no action with respect to its principle brands" in the statement that begins "Our Company has developed new . . ." and ends ". . . with respect to its principle brands"; and
- recast the statement that begins "The failure to remove . . ." and ends ". . . which are a significant cause of cancer" as the proponents' opinion.

Accordingly, unless the proponents provide UST with a proposal revised in this manner, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if UST omits only these portions of the supporting statement from its proxy material in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that UST may exclude the proposal under rule 14a-8(i)(10). Accordingly, we do not believe that UST may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Katherine W. Hsu

Katherine W. Hsu
Attorney-Advisor